Sub-Item 77C: Submission of matters to a vote of security holders

A Special Meeting of Shareholders (the "Meeting") of the
Pemberwick Fund (the "Fund") was held on November 22, 2016 for the following purposes:

To approve an Agreement and Plan of Reorganization by and between Manager Directed Portfolios, on behalf of its series, the Pemberwick Fund (the "Acquiring Fund"), the Trust, on behalf of the Fund, and Pemberwick Investment Advisors LLC, which provides for the transfer of all the assets and liabilities of the Fund to the Acquiring Fund in exchange for shares of the Acquiring Fund; the distribution of the shares of the Acquiring Fund pro rata by the Fund to its shareholders in complete liquidation of the Fund; and the dissolution and termination of the Fund as a series of the Trust.

All Fund shareholders of record at the close of business on September 30, 2016 were entitled to attend or submit proxies.

As of the record date, the Fund had 16,731,954.683 shares outstanding. At the meeting, shareholders approved the Agreement and Plan of Reorganization. The results of the voting for the proposal were as follows:

Approval of Agreement and Plan of Reorganization:

For Votes 16,183,100

Against Votes 0

Abstained Votes 0

Broker Non-Votes 0